Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED
2007 JUL 10 A 9:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 July 2007

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

07025023

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. 169 – Return by a Company Purchasing its own Shares
2. 88(2) – Return of allotment of shares
3. 122 – Cancellation of Shares
4. 288c – Change of Particulars for director
5. 88(2) – Return of allotment of shares
6. 88(2) – Return of allotment of shares

PROCESSED
JUL 10 2007
THOMSON FINANCIAL

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting
Direct Line 01932 264143
jeremytatham@michaelpage.com

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

RECEIVED
2007 JUL 10 A 9:4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use / Company number

Please do not write in the space below. For Inland Revenue use only

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

§ A private company is not required to give this information

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	2,500,000	500,000	
Nominal value of each share	1p	1p	
Date(s) on which the shares were delivered to the company	8/03/07	13/03/07	
Maximum prices paid § for each share	£4.915	£4.8956	
Minimum prices paid § for each share	£4.915	£4.8956	

The aggregate amount paid by the company for the shares to which this return relates was	£ 14,735,300
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 73,680

‡ Insert Director, Secretary, Administrator Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 21/3/07

Presenter's name address and reference (if any)

For official Use (02/06)
General Section
Post room

WEDNESDAY
A99ZHOMI
A18 11/04/2007 261
COMPANIES HOUSE

RECEIVED

[illegible]

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals

CHWP000

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares)
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	03	2007	31	03	2007

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1,937,825		
Nominal value of each share	1 PENCE		
Amount (if any) paid or due on each share (including any share premium)	£1.59 (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the ...

FRIDAY

ATI6IP20
A38 27/04/2007 62
COMPANIES HOUSE

TUE

A36H1US9
A55 17/04/2007 492
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 13

Signed [signature] Date 26/4/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

	Tel
DX number	DX exchange

Allotted Shares for the period 01/03/07 to 31/03/07

Shareholder details		Shares and share class allotted	
Name(s) Russell Adams **Address** Fort Road Bisley Surrey United Kingdom	Post Code GU24 9EL	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 2,330
Name(s) Gianpaolo Alfano **Address** Milano (MI) Italy	Post Code 20123	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 163,934
Name(s) Chris Barker **Address** York United Kingdom	Post Code YO60 6PX	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 20,000
Name(s) Nicolas BECHU **Address** 1060 Saint Gilles Belgium	Post Code	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 42,234
Name(s) Simon Bell **Address** Widmerpool Road Wysall Notts United Kingdom	Post Code NG12 5PL	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 5,402

Allotted Shares for the period 01/03/07 to 31/03/07

Shareholder details	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name(s) Andy Bentote **Address** London United Kingdom Post Code W4 5DN	£0 01 ordinary shares	23,200
Name(s) Todd Bernard **Address** #3B Hoboken USA Post Code NJ 07030	£0 01 ordinary shares	15,000
Name(s) Dan Chavasse **Address** 350 Victoria Road Pokfulam Hong Kong Post Code	£0 01 ordinary shares	170,504
Name(s) Jose Ramon Colomina **Address** Madrid Spain Post Code 28033	£0 01 ordinary shares	23,309
Name(s) Paul Cooper **Address** Woodside Wimbledon London United Kingdom Post Code SW19 7QN	£0 01 ordinary shares	4,402

Allotted Shares for the period 01/03/07 to 31/03/07

Shareholder details	Shares and share class allotted	
Name(s) Sue Cooper **Address** Bushey Heath Herts United Kingdom Post Code WD23 4HS	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 5,719
Name(s) Dale Cosgrove **Address** Coolum Australia Post Code QLD 4573	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 467
Name(s) Alexis de Bretteville **Address** Uccle Brussels Belgium Post Code B-1180	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 69,520
Name(s) Anton Den Bak **Address** Naarden Holland Post Code 1411 KB	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 10,210
Name(s) David Drummond **Address** Main Street Great Bourton Oxfordshire United Kingdom Post Code OX17 1QU	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 22,500

Allotted Shares for the period 01/03/07 to 31/03/07

Shareholder details	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name(s) Christophe Duchatellier **Address** Gland (VD) Switzerland Post Code 1196	£0 01 ordinary shares	124,520
Name(s) Pierre-Emmanuel Dupil **Address** Asnières sur Seine Paris France Post Code 92600	£0 01 ordinary shares	3,452
Name(s) Hugh Everard **Address** Union House, 507 Port Saeed Road PO Box 43659 UAE Post Code Dubai	£0 01 ordinary shares	40,712
Name(s) Elizabeth Ewen (Tinch) **Address** Strawberry Hill ✗ Twickenham Middlesex United Kingdom Post Code TW1 4JX	£0 01 ordinary shares	2,468
Name(s) Julie Griffouliere **Address** Rennemoulin France Post Code 78590	£0 01 ordinary shares	1,613

Allotted Shares for the period 01/03/07 to 31/03/07

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s) Phillip Guest **Address** Hunters Hill Australia Post Code NSW 2110	£0 01 ordinary shares	51,206
Name(s) Samantha Harrison **Address** London United Kingdom Post Code SW15 1LN	£0 01 ordinary shares	2,677
Name(s) Stephen Hockey **Address** Cadogan House 93 Sloane Street London United Kingdom Post Code SW1X 9PD	£0 01 ordinary shares	115,712
Name(s) Alex Holbrook (Cooper) **Address** Battersea London United Kingdom Post Code SW11 3DP	£0 01 ordinary shares	5,402
Name(s) Patrick Hollard **Address** Jardim Europa Sao Paulo Brazil Post Code 01452-010 SP	£0 01 ordinary shares	40,712

Allotted Shares for the period 01/03/07 to 31/03/07

Shareholder details	Shares and share class allotted	
Name(s) Mark Houghton **Address** Street 11 Villa 34 Dubai UAE Post Code P O Box 43659	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 3,038
Name(s) Gary James **Address** Mosman Sydney Australia Post Code 2088	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 218,959
Name(s) Malcolm Kelly **Address** Uvedale Road Oxted Surrey United Kingdom Post Code RH8 0EW	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 22,500
Name(s) Jean Kerckhove **Address** charnay France Post Code 69380	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 57,010
Name(s) Richard King **Address** Prahran Australia Post Code VIC 3181	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 24,477

Allotted Shares for the period 01/03/07 to 31/03/07

Shareholder details		Shares and share class allotted	
Name(s) Matt Leedham **Address** Bulstrode Lane Felden Herts United Kingdom	Post Code HP3 0BP	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 1,430
Name(s) Olivier Lemaître **Address** Dusseldorf Germany	Post Code 40239	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 35,853
Name(s) Adam Leon **Address** Grappenhall Ridge Broad Lane Grappenhall Cheshire United Kingdom	X Post Code WA4 3HS	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 35,206
Name(s) Xavier LOGEAIS **Address** Paris France	Post Code 75016	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 19,349
Name(s) Emmanuel Louzier **Address** Orvault France	Post Code 44700	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 260

Allotted Shares for the period 01/03/07 to 31/03/07

Shareholder details	Class of shares allotted	Number allotted
Name(s) Nigel Milford **Address** Oakville Toronto Ontario Canada Post Code L6J 5M1	£0 01 ordinary shares	15,831
Name(s) Eric Mohr **Address** MUIDEN Holland Post Code 1398 AV	£0 01 ordinary shares	4,000
Name(s) James Nathan **Address** Station Road Goring-on-Thames Oxfordshire Post Code RG8 9HA	£0 01 ordinary shares	2,209
Name(s) Florence Ng **Address** #03-13 Trevose Park Singapore Post Code 298069	£0 01 ordinary shares	41,300
Name(s) Jacqui Offield **Address** 23 Osborne Road Windsor Berkshire United Kingdom Post Code SL4 3EG	£0 01 ordinary shares	1,930

Allotted Shares for the period 01/03/07 to 31/03/07

Shareholder details		Shares and share class allotted	
Name(s) Philippe Perret **Address** Chicago USA	Post Code 60613	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 16,206
Name(s) Michelle Peterson (Fayle) **Address** Middle Park Australia	Post Code VIC 3206	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 22,758
Name(s) Peter Rietvelt **Address** WASSENAAR Holland	Post Code 2243 AL	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 49,164
Name(s) Elizabeth Roberts **Address** Elizabeth Bay Australia	Post Code NSW 2011	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 25,178
Name(s) Christophe Rosset **Address** CP 11000 Mexico DF Mexico	Post Code	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 169,853

Allotted Shares for the period 01/03/07 to 31/03/07

Shareholder details	Class of shares allotted	Number allotted
Name(s) James Rushworth **Address** Singapore Post Code 275966	£0 01 ordinary shares	2,701
Name(s) Stephen Rutherford **Address** Balham London United Kingdom Post Code SW12 8HP	£0 01 ordinary shares	36,702
Name(s) François SALLEMBIEN **Address** Saint Germain en Laye France Post Code 78100	£0 01 ordinary shares	13,808
Name(s) Jason Saunders **Address** Brighton Australia Post Code VIC 3186	£0 01 ordinary shares	1,430
Name(s) Andrew Setchell **Address** Clifton Bristol United Kingdom Post Code BS8 5BQ	£0 01 ordinary shares	5,210

Allotted Shares for the period 01/03/07 to 31/03/07

Shareholder details	**Shares and share class allotted**	
Name(s) Grant Speed **Address** The Bow Quarter Fairfield Road London United Kingdom Post Code E3 2UP	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 2,209
Name(s) Stewart Stone **Address** Penn Bucks United Kingdom Post Code HP10 8ET	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 480
Name(s) Simon Tobin **Address** Newtown Australia Post Code NSW 2042	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 33,808
Name(s) Pascal Tour **Address** La Garenne Colombes France Post Code 92250	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 8,936
Name(s) Niels Van Berkel **Address** Amsterdam Holland Post Code 1078 HK	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 17,949

Allotted Shares for the period 01/03/07 to 31/03/07

Shareholder details		Shares and share class allotted	
Name(s) Michel Verduin **Address** Zeist Holland	Post Code 3707 ZN	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 13,302
Name(s) Jonathan Wiles **Address** Australia	Post Code	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 48,212
Name(s) Anne Wilkie **Address** Trumps Green Road Virginia Water Surrey United Kingdom	Post Code GU25 4EJ	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 3,884
Name(s) Lisa Wintrip **Address** Livingstone Park Epsom Surrey United Kingdom	Post Code KT19 8AP	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 10,783
Name(s) David Wise **Address** Farnborough Hampshire United Kingdom	Post Code GU14 0PU	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 3,452

Allotted Shares for the period 01/03/07 to 31/03/07

Shareholder details	Shares and share class allotted	
Name(s) Ben Woods **Address** Pangborne Reading Berkshire United Kingdom Post Code RG8 7KBU	**Class of shares allotted** £0 01 ordinary shares	**Number allotted** 1,243

G

CHWP000

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that

Following the share repurchases on 8th and 13th March 2007, 3,000,000 ordinary shares of 1p were cancelled.

CANCELLATION OF AUTHORISED ~~UNISSUED~~ CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 26/3/07

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

Post room

FRIDAY

ATJ6GP22
A36 27/04/2007 280
COMPANIES HOUSE
COMPANIES HOUSE

Notes

The address for companies registered in England and Wales or Wales is -

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX 33050 Cardiff

or, for companies registered in Scotland -

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX 235 Edinburgh or LP - 4 Edinburgh 2

RECEIVED
2007 JUL 10 A 9:43
OFFICE OF INTERNATIONAL

Companies House
— for the record —

Please complete in typescript, or in bold black capitals

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number: 3310225

Company Name in full: MICHAEL PAGE INTERNATIONAL PLC

Changes of particulars form *Complete in all cases*

Date of change of particulars (Day Month Year): 05 01 2007

Name *Style / Title: MR *Honours etc: SIR

Forename(s): ADRIAN

Surname: MONTAGUE

† Date of Birth (Day Month Year): 28 02 1948

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: BRITISH ENERGY, SYSTEMS HOUSE

Post town: ALBA CAMPUS,

County / Region: LIVINGSTONE Postcode: EH54 7EG

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*:

A serving director, secretary etc must sign the form below

Signed: [signature] Date: 25/04/07

(** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details
† Directors only
**Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

JEREMY TATHAM

Tel 01932 264143

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

FRIDAY
ATO29P2T
A27 27/04/2007 755
COMPANIES HOUSE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	01	04	2007	30	04	2007

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,366,988		
Nominal value of each share	1 pence		
Amount (if any) paid or due on each share (including any share premium)	£1.46p (Average)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

THURSDAY
AWAAPQ7C
A36 07/06/2007 640
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Lloyds TSB Registrars Corporate Nominee Ltd	Class of shares allotted	Number allotted
Address The Causeway, Worthing West Sussex	Ordinary 1p	2,366,988
UK Postcode BN99 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form —

Signed [signature] Date 01/06/07

**A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

	Tel
DX number	DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 3310225

Company name in full: MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares)
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day	01	31
Month	05	05
Year	2007	2007

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	233,032		
Nominal value of each share	1p		
Amount (if any) paid or due on each share (including any share premium)	£1.760 (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state.

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

THURSDAY

AQFA7QE0
A16 14/06/2007 739
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Shares and share class allotted: Number allotted
Name(s): Lloyds TSB Registrars Corporate Nominee Ltd Address: The Causeway, Worthing West Sussex UK Postcode: BN99 6DA	Ordinary 10p	233032
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: Ø

Signed [signature] Date 11/06/07

** A director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Tel	
DX number	DX exchange

END